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06009017

AB 6/3

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 3 0 2006 209 SEC MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 49444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Advantage Investment Strategies, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Avenue, Ste. 350
(No and Street)

Irvine,	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Mroz (760) 340-1945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard and Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Marc Riviello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage Investment Strategies, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

State of __________
County of __________
Subscribed and sworn (or affirmed) to before me this ____ day of ______, _____

____
Notary Public

____
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Advantage Investment Strategies, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2006

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Orange } ss.

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 5 (Date) day of MAY (Month), 2006 (Year), by

(1) MARK Riviello (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

J. MURPHY
Commission # 1413674
Notary Public - California
Orange County
My Comm. Expires May 23, 2007

Place Notary Seal Above

[signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report

Document Date: MAY 5, 2006 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Advantage Investment Strategies, Inc.

We have audited the accompanying statement of financial condition of Advantage Investment Strategies, Inc. as of March 31, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Investment Strategies, Inc. as of March 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 4, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Advantage Investment Strategies, Inc.
Statement of Financial Condition
March 31, 2006

Assets

Cash	$ 32,886
Receivable from clearing organization	65,366
Deposit with clearing organization	10,344
Furniture & equipment, net	7,436
Other assets	152
Total assets	$ 116,184

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,753
Commissions payable	53,210
Income tax payable	6,707
Total liabilities	66,670
Stockholders' equity	
Common stock, $1 par value, 7,500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	32,933
Retained earnings	16,481
Total stockholders' equity	49,514
Total liabilities and stockholders' equity	$ 116,184

The accompanying notes are an integral part of these financial statements.

Advantage Investment Strategies, Inc.
Statement of Income
For the year ended March 31, 2006

Revenue	
Commissions income	$ 321,527
Interest income	262
Other income	100
Total revenue	321,889
Expenses	
Commissions and floor brokerage	230,916
Communications	5,822
Occupancy	22,563
Taxes, other than income taxes	9,801
Other operating expenses	19,946
Reimbursed expenses	(340)
Total expenses	288,708
Income (loss) before taxes	33,181
Income tax provision	6,707
Net income (loss)	$ 26,474

The accompanying notes are an integral part of these financial statements.

Advantage Investment Strategies, Inc.
Statement of Changes in Stockholders' Equity
For the year ended March 31, 2006

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total
Balance at March 31, 2005	$ 200	$ 55,351	$ (9,993)	$ 45,558
Additional investment	–	2,582	–	2,582
Stock Redemption	(100)	(25,000)	–	(25,100)
Net income (loss)	–	–	26,474	26,474
Balance at March 31, 2006	$ 100	$ 32,933	$ 16,481	$ 49,514

The accompanying notes are an integral part of these financial statements.

Advantage Investment Strategies, Inc.
Statement of Cash Flows
For the year ended March 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 26,474
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 104	
Increase (decrease) in:		
Receivable from clearing organization	(65,366)	
Accounts receivable	1,760	
Deposit with clearing organization	1,538	
Prepaid expenses	9	
Other assets	(152)	
(Decrease) increase in:		
Accounts payable & accrued expenses	6,753	
Commissions payable	53,210	
Income taxes payable	6,707	
Total adjustments		4,563
Net cash provided by (used in) operating activities		31,037
Cash flows from investing activities:		
Purchase of furniture & equipment	(7,540)	
Net cash provided by (used in) investing activities		(7,540)
Cash flows from financing activities:		
Stock redemption	(100)	
Proceeds from issuance of additional paid-in capital	2,582	
Net cash provided by (used in) financing activities		2,482
Net increase (decrease) in cash		25,979
Cash at beginning of year		6,907
Cash at end of year		$ 32,886

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$ –
Interest	$ –

Supplemental disclosure of non-cash transactions:

The Company redeemed $25,000 in additional paid-in-capital, with a $25,000 receivable from one of the shareholders.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Advantage Investment Strategies, Inc. (the "Company") was incorporated in Florida on April 15, 1996, under the name Protective Asset Advisors, Inc.. The Company changed its name to Advantage Investment Strategies, Inc. on July 28, 2004. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission, the Municipal Securities Rulemaking Board ("MSRB"), and a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Protection Corporation ("SIPC").

The Company is authorized to sell corporate debt securities, corporate equity securities over-the-counter or riskless principal basis, U.S. government securities, mutual funds, municipal securities, tax shelters or limited partnerships in primary distributions, and variable life insurance or annuities. The Company can also provide investment advisory services, serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put and call dealer, and sell private placements in securities. The Company cannot hold customer funds or safe-keep customer securities.

The Company deals primarily with institutional clients. With over 300 clients, the Company has an undue concentration in that a half dozen clients provide over 35% of the Company's revenues.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and the related revenues and expenses are recorded on settlement date; generally the third business day following the transaction. Revenues and expenses recorded on a trade date basis are not materially different from revenues and expenses recorded on a settlement date basis. Clearing fees include service charges, execution fees, and commissions on order flow.

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over its estimated useful life of five (5) years and seven (7) years, respectively by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $10,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at March 31, 2006, includes interest earned for a deposit total of $10,344.

Note 3: FURNITURE & EQUIPMENT, NET

The furniture & equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 4,625	7
Equipment	2,915	5
	7,540	
Less accumulated depreciation	(104)	
Furniture & equipment, net	$ 7,436	

Depreciation expense for the year ended March 31, 2006 was $104.

Note 4: INCOME TAXES

For the year ended March 31, 2006, the Company recorded current Federal tax of $4,220 and current State tax of $2,487, for a total tax provision $6,707.

Note 5: RELATED PARTY TRANSACTIONS

The Company is currently occupying space leased by one of its shareholders. The Company pays the entire lease amount each month. There is no sub-lease for the Company or any written expense sharing agreements. Total lease payments paid for the year ended March 31, 2006, for this arrangement were $22,563.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2006, the Company's net capital of $41,926, which was $ 36,926 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($66,670) to net capital was 1.59 to 1, which is less than the 15 to 1 maximum ratio permissible for a Broker/Dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,849 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 44,775
Adjustments:		
Retained earnings	$ 4,739	
Non-allowable assets	(7,588)	
Total adjustments		(2,849)
Net capital per audited statements		$ 41,926

Advantage Investment Strategies, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of March 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 100	
Additional paid-in capital	32,933	
Retained earnings	16,481	
Total stockholders' equity		$ 49,514
Less: Non-allowable assets		
Other assets	(152)	
Furniture & equipment, net	(7,436)	
Total non-allowable assets		(7,588)
Net capital		41,926
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,445	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 36,926
Ratio of aggregate indebtedness to net capital	1.59:1	

There was a $2,849 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2006. See Note 8.

See independent auditor's report.

Advantage Investment Strategies, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of March 31, 2006

A computation of reserve requirement is not applicable to Advantage Investment Strategies, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Advantage Investment Strategies, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of March 31, 2006

Information relating to possession or control requirements is not applicable to Advantage Investment Strategies, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Advantage Investment Strategies, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2006

Board of Directors
Advantage Investment Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Advantage Investment Strategies, Inc. (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 4, 2006